Exhibit 99.1

NICE to Acquire Merced Systems, the Leader of Service and Sales Performance Management Solutions

•	Acquisition underscores NICE’s commitment to provide its customers the market leading, best-in-class analytics based Workforce Optimization suite
•	The integration of the leading Performance Management solution with NICE’s real-time analytics and real-time customer feedback will enable organizations to optimize customer-facing processes
•	Available in on-premise, SaaS and hosted models, Merced’s solutions will be offered both as standalone and as a tightly integrated component of the NICE suite
•
NICE will be acquiring Merced for a total consideration of approximately $150 million and additional $20 million in cash subject to meeting certain performance targets; Deal expected to close by the middle of the first quarter of 2012

•	Acquisition to add approximately $55 million to 2012 Non-GAAP revenues and add approximately $0.10 per share to fully diluted 2012 Non-GAAP EPS

Ra’anana, Israel, December 2, 2011 – NICE (NASDAQ: NICE) today announced that it has entered an agreement to acquire Merced Systems, the leader in service and sales performance management solutions. The acquisition of Merced underscores NICE’s commitment to provide its customers the market leading, best-in-class analytics solutions and Workforce Optimization suite.

Merced’s flagship solutions, available in on-premise, SaaS and hosted models, include Merced Service Performance Management, which provides performance analytics and dashboards, service coaching, incentive management and real-time reporting for enterprise service personnel. They also include Merced Sales Performance Management with incentive and quota management, performance analytics and dashboards, sales development and coaching, and other analytics solutions.

Merced's solutions have been selected by leading companies worldwide to improve productivity, boost revenue, and increase customer satisfaction. Customers span multiple verticals such as telecommunications, financial services, and healthcare. The MERCED customer list includes, among others, Bell Canada, British Gas, Co-Op Bank, Coca Cola, Dell, Delta Airlines, Dish Networks, Kaiser Permanente, Liberty Mutual, O2, Sprint, T-Mobile, and Verizon.

Integrating Merced and NICE capabilities creates a closed-loop Performance Management solution. Adding capabilities such as real-time interaction analytics and real-time customer feedback to traditional data sources will deliver more accurate performance measurement and insights. These insights will then be fed into other NICE solutions such as coaching and the unique real-time agent guidance to enable organizations to ensure ongoing improvement in agent performance and customer centric processes.

Zeevi Bregman, President and CEO of NICE said, “The acquisition of Merced constitutes an important and strategic addition to our offering of enterprise-wide customer interaction solutions. Expanding our portfolio with the market leading performance management solutions will enable both NICE and Merced customers to enjoy an enhanced offering with rich functionality. Furthermore, leveraging Merced’s products and market leadership in branches and retail stores, together with our customer feedback and real-time analytics, will enable us to extend the benefits we provide at these customer touch points.”

Mr. Bregman continued, “We are looking forward to welcoming the Merced team of experts who bring with them extensive domain expertise. We expect a rapid and smooth integration that will yield many benefits for our customers.”

Matt Glickman, CEO of Merced said, “We are proud to join the leading provider of customer interaction solutions. Through this combination, our leading performance management solutions will now be available to NICE’s broad base of customers. We already have customers enjoying the benefits of the integration of our solutions with some of NICE’s solutions. We look forward to joining forces with NICE and believe that our unique closed-loop offering will deliver strategic value to enterprises globally.”

Under the terms of the agreement, NICE will acquire Merced for a total consideration of approximately $150 million, net of cash acquired. Additionally, NICE will pay Merced up to $20 million in cash subject to Merced meeting certain performance targets. Subject to certain conditions and satisfaction of terms, the transaction is scheduled to close by the middle of the first quarter of 2012.

The company expects Merced to add approximately $55 million to 2012 Non-GAAP revenues with a greater portion of the revenues to occur in the fourth quarter, and to add approximately $0.10 per share to fully diluted 2012 Non-GAAP EPS. NICE expects the acquisition to be $0.02 - $0.03 dilutive to fully diluted Non-GAAP EPS for the first quarter of 2012.

About Merced
Merced is the leading provider of Performance Management solutions that drive business execution in Sales and Service functions. Merced’s performance management solutions help drive sales effectiveness, superior customer experience and operating efficiency across a range of vertical industries. Merced’s award-winning products serve Global 2000 customers, and include advanced analytics and reporting, incentive compensation management, coaching, and other performance execution applications. Merced is headquartered in Silicon Valley and London, with major customers in more than 20 countries worldwide.

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 (9) 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messers Bregman and Glickman are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.